	Chubb Group of Insurance Companies				DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
	15 Mountain View Road, Warren, New Jersey 07059				COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):					Bond Number: 81906724

JOHN HANCOCK FUNDS
FEDERAL INSURANCE COMPANY

601 CONGRESS STREET					Incorporated under the laws of Indiana
BOSTON, MA 02210					a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	July 14, 2007
		to	12:01 a.m. on	July 15, 2008
ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

			DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$20,000,000	$0
2.	On Premises	$20,000,000	$150,000
3.	In Transit	$20,000,000	$150,000
4.	Forgery or Alteration	$20,000,000	$150,000
5.	Extended Forgery	$20,000,000	$150,000
6.	Counterfeit Money	$20,000,000	$150,000
7.	Threats to Person	$20,000,000	$150,000
8.	Computer System	$20,000,000	$150,000
9.	Voice Initiated Funds Transfer Instruction	$20,000,000	$150,000
10.	Uncollectible Items of Deposit	$20,000,000	$150,000
11.	Audit Expense	$150,000	$0

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 10

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Mason

Secretary

/s/ Thomas F. Motamed President

/s/ Robert Hamburger

Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATION and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any
Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses,
		common law or statutory larceny, misplacement, mysterious unexplainable
		disappearance, damage, destruction or removal, from the possession, custody or
		control of the ASSURED, while such Property is lodged or deposited at premises
		located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny,
		misplacement, mysterious unexplainable disappearance, damage or destruction,
		while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED,
			or
		c.	in the custody of a Transportation Company and being transported in a
			conveyance other than an armored motor vehicle provided, however, that
			covered Property transported in such manner is limited to the following:

			(1) written records,

			(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3) negotiable instruments not payable to bearer, which are not endorsed
			or are restrictively endorsed.

		Coverage under this INSURING CLAUSE begins immediately on the receipt of
		such Property by the natural person or Transportation Company and ends
		immediately on delivery to the premises of the addressee or to any representative
		of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4.	Loss resulting directly from:
		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or
(3) be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

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Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses (continued)

Voice Initiated Funds	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction		to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:
		a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,
		b.	made by a person purporting to be a Customer, and
		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10.	Loss resulting directly from the ASSURED having credited an account of a
Deposit		customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted,
		b.	shares to be issued, or
		c.	dividends to be paid,
from an account of an Investment Company.
In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.

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Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements

(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

	(1)	occurred or will occur on premises, or

	(2)	been caused or will be caused by an employee, or

	(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.		When the ASSURED learns of a change in control (other than in an Investment
Notice To Company			Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:

		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

		(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.		The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees			attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,

		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions And
Limitations

Definitions	1.	As used in this Bond:
		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

		e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W -2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions And
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions And
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

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Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions And
Limitations

Definitions		m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)			is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
		p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2.	This bond does not directly or indirectly cover:
Applicable to All Insuring		a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses			termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

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Conditions And Limitations

General Exclusions - Applicable to All Insuring Clauses

(continued)

h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

	(1)	of any law regulating:

		a.	the issuance, purchase or sale of securities,

		b.	securities transactions on security or commodity exchanges or the over the counter market,

		c.	investment companies,

		d.	investment advisors, or

	(2)	of any rule or regulation made pursuant to any such law; or

j.	loss of confidential information, material or data;

k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
3.	This Bond does not directly or indirectly cover:

	a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

	b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;

	c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

	d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

	e.	loss of property while in the mail;

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Conditions And
Limitations

Specific Exclusions -	f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring		institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring		Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.		apply to loss of Property resulting directly from robbery, burglary,
(continued)		misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.

g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4.	This bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring			loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;
		b.	loss resulting from forgery or any alteration;
		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-		the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability		notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or
		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions And Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

(continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings			practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company			an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.
		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions And
Limitations

Notice To Company -		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings			include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
			on account of loss unless the amount of such loss, after deducting the net amount
			of all reimbursement and/or recovery obtained or made by the ASSURED, other
			than from any Bond or policy of insurance issued by an insurance company and
			covering such loss, or by the COMPANY on account thereof prior to payment by
			the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
			ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
			for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
			DECLARATIONS.

			There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
			sustained by any Investment Company.

Valuation	9.		BOOKS OF ACCOUNT OR OTHER RECORDS
			The value of any loss of Property consisting of books of account or other records
			used by the ASSURED in the conduct of its business shall be the amount paid by
			the ASSURED for blank books, blank pages, or other materials which replace the
			lost books of account or other records, plus the cost of labor paid by the
			ASSURED for the actual transcription or copying of data to reproduce such books
			of account or other records.
			The value of any loss of Property other than books of account or other records
			used by the ASSURED in the conduct of its business, for which a claim is made
			shall be determined by the average market value of such Property on the
			business day immediately preceding discovery of such loss provided, however,
			that the value of any Property replaced by the ASSURED with the consent of the
			COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

			In the case of a loss of interim certificates, warrants, rights or other securities, the
			production of which is necessary to the exercise of subscription, conversion,
			redemption or deposit privileges, the value of them shall be the market value of
			such privileges immediately preceding their expiration if said loss is not discovered
			until after their expiration. If no market price is quoted for such Property or for
			such privileges, the value shall be fixed by agreement between the parties.
			OTHER PROPERTY

			The value of any loss of Property, other than as stated above, shall be the actual
			cash value or the cost of repairing or replacing such Property with Property of
			like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.
The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - 11.		In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery		all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery			ASSURED which was not covered under this Bond.
(continued)		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY'S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
This Bond will terminate as to any one ASSURED, other than an Investment
Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions And Limitations Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible
		insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,
		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the
			person causing the loss or engaged the messenger conveying the Property
			involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond's
		construction, such limitation shall be deemed to be amended so as to equal the
		minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed
		or modified orally. No change in or modification of this Bond shall be effective
		except when made by written endorsement to this Bond signed by an authorized
		representative of the COMPANY.

		If this Bond is for a sole ASSURED, no change or modification which would
		adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
		days after written notice has been furnished to the Securities and Exchange
		Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And Limitations Change or Modification (continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

Effective date of
this endorsement: July 14, 2007	FEDERAL INSURANCE COMPANY
	Endorsement No.: 1
	To be attached to and form a part of Bond
	Number:	81906724

Issued to: JOHN HANCOCK FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY Endorsement No: 2 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13., Termination, the following: "Termination By The Company Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

	1.	Nonpayment of premium;

	2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

	3.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

	4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

	5.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

	6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

	7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

	8.	Such other reasons that are approved by the Commissioner;

	9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

	10.	Substantial breaches of contractual duties, conditions or warranties; or

	11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative
ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 3

FEDERAL INSURANCE COMPANY Endorsement No.: 3 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

______________________________________________________________________________________

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

	12.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.

By adding to Section 1., Definitions, the following:

aa. Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

bb. Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

cc.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative
ICAP Bond
Form 17-02-5602 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY Endorsement No.: 4 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows: 1. By adding the following INSURING CLAUSE:

. Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2.	By adding to Section 1., Definitions, the following:

	dd.	APS Designated Procedures means all of the following procedures:

		(1)	No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS

Transactions. (Election in Application)

		(2)	All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

		(3)	The caller in any request for an APS Transaction, before executing that APS Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 1

(4)	A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5)	Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
(Access to APS Equipment)

ee.	APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

ff.	APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

gg.	APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

hh.	APS Redemption means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

ii.	APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

jj.	Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.	By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause
This Bond does not directly or indirectly cover under Insuring Clause	:
Loss resulting from:

a.	the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

	(1)	the shares or units of record,

	(2)	a person designated to receive redemption proceeds, or

	(3)	a bank account designated to receive redemption proceeds, or

b.	the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)	Page 2

c.	the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative
ICAP Bond
Form 17-02-2365 (Rev. 10-00)

FEDERAL INSURANCE COMPANY Endorsement No.: 5 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

______________________________________________________________________________________

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

	14.	Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

		a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

		b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2.	By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 1

3.	By adding to Section 1., Definitions, the following:

	kk.	Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.	By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

	d.	loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative
ICAP Bond
Form 17-02-2367 (Rev. 10-03)	Page 2

FEDERAL INSURANCE COMPANY Endorsement No.: 6 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

“15. Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”

2.	By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 15

This Bond does not directly or indirectly cover:

	a.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

	b.	loss arising out of:

		(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

		(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

		(3)	discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY Endorsement No.: 7 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

_____________________________________________________________________________________________________________

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

	16.	Extended Computer Systems

		A.	Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

			(1)	the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

			(2)	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or

Electronic Instructions,

			(3)	the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

			(4)	the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 8, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or

Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

	(1)	an Electronic Communication System,

	(2)	an automated clearing house or custodian, or

	(3)	a Telex, TWX, or similar means of communication,

directly into the ASSURED'S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or

Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

	(1)	an Electronic Communication System,

	(2)	an automated clearing house or custodian, or

	(3)	a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED'S

Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 2

2.	By adding to Section 1., Definitions, the following:

	ll.	Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

	mm.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

	nn.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

	oo.	Electronic Instruction means computer programs converted to a form usable in a

Computer System to act upon Electronic Data.

	pp.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 16

This Bond does not directly or indirectly cover:

	a.	loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

	b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

	c.	loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

	d.	loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

	e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

	f.	loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 3

4.	By adding to Section 9., Valuation, the following: Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 4

FEDERAL INSURANCE COMPANY Endorsement No: 8 Bond Number: 81906724

NAME OF ASSURED: JOHN HANCOCK FUNDS

_____________________________________________________________________________________________

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

JOHN HANCOCK FUNDS
JOHN HANCOCK TRUST
500 INDEX
500 INDEX TRUST B
ABSOLUTE RETURN TRUST
ACTIVE BOND TRUST
ALL CAP CORE TRUST
ALL CAP GROWTH TRUST
ALL CAP VALUE TRUST
AMERICAN ASSET ALLOCATION TRUST
AMERICAN BLUE CHIP INCOME AND GROWTH TRUST
AMERICAN BOND TRUST
AMERICAN GLOBAL GROWTH TRUST
AMERICAN GLOBAL SMALL CAPITALIZATION TRUST
AMERICAN GROWTH TRUST
AMERICAN GROWTH-INCOME TRUST
AMERICAN HIGH-INCOME BOND TRUST
AMERICAN INTERNATIONAL TRUST
AMERICAN NEW WORLD TRUST
BLUE CHIP GROWTH TRUST
BOND INDEX TRUST A
BOND INDEX TRUST B
CAPITAL APPRECIATION TRUST
CLASSIC VALUE TRUST
CORE BOND TRUST
CORE EQUITY TRUST
DYNAMIC GROWTH TRUST
EMERGING GROWTH TRUST
EMERGING MARKETS VALUE TRUST
EMERGING SMALL COMPANY TRUST
EQUITY-INCOME TRUST
FINANCIAL SERVICES TRUST
FRANKLIN TEMPLETON FOUNDING ALLOCATION TRUST
FUNDAMENTAL VALUE TRUST
GLOBAL ALLOCATION TRUST
GLOBAL BOND TRUST
GLOBAL REAL ESTATE TRUST
GLOBAL TRUST
GROWTH & INCOME TRUST

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

GROWTH OPPORTUNITIES TRUST
GROWTH TRUST
HEALTH SCIENCES TRUST
HIGH INCOME TRUST
HIGH YIELD TRUST
INCOME & VALUE TRUST
INCOME TRUST
INDEX ALLOCATION TRUST
INTERNATIONAL CORE TRUST
INTERNATIONAL EQUITY INDEX TRUST A
INTERNATIONAL EQUITY INDEX TRUST B
INTERNATIONAL GROWTH TRUST
INTERNATIONAL OPPORTUNITIES TRUST
INTERNATIONAL SMALL CAP TRUST
INTERNATIONAL SMALL COMPANY TRUST
INTERNATIONAL VALUE TRUST
INTRINSIC VALUE TRUST
INVESTMENT QUALITY BOND TRUST
LARGE CAP TRUST
LARGE CAP VALUE TRUST
LIFESTYLE AGGRESSIVE TRUST
LIFESTYLE BALANCED TRUST
LIFESTYLE CONSERVATIVE TRUST
LIFESTYLE GROWTH TRUST
LIFESTYLE MODERATE TRUST
MANAGED TRUST
MID CAP INDEX TRUST
MID CAP INTERSECTION TRUST
MID CAP STOCK TRUST
MID CAP VALUE EQUITY TRUST
MID CAP VALUE TRUST
MID VALUE TRUST
MONEY MARKET TRUST
MONEY MARKET TRUST B
MUTUAL SHARES TRUST
NATURAL RESOURCES TRUST
OVERSEAS EQUITY TRUST
PACIFIC RIM TRUST
QUANTITATIVE ALL CAP TRUST
QUANTITATIVE MID CAP TRUST
QUANTITATIVE VALUE TRUST
REAL ESTATE EQUITY TRUST
REAL ESTATE SECURITIES TRUST
REAL RETURN BOND TRUST
SCIENCE & TECHNOLOGY TRUST
SHORT-TERM BOND TRUST
SMALL CAP GROWTH TRUST
SMALL CAP INDEX TRUST
SMALL CAP INTRINSIC VALUE TRUST
SMALL CAP OPPORTUNITIES TRUST
SMALL CAP TRUST
SMALL CAP VALUE TRUST
SMALL COMPANY GROWTH TRUST
SMALL COMPANY TRUST
SMALL COMPANY VALUE TRUST
SPECIAL VALUE TRUST

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2

SPECTRUM INCOME TRUST
STRATEGIC BOND TRUST
STRATEGIC INCOME TRUST
TOTAL RETURN TRUST
TOTAL STOCK MARKET INDEX TRUST
U.S. CORE TRUST
U.S. GLOBAL LEADERS GROWTH TRUST
U.S. GOVERNMENT SECURITIES TRUST
U.S. HIGH YIELD BOND TRUST
U.S. LARGE CAP TRUST
U.S. MULTI SECTOR TRUST
UTILITIES TRUST
VALUE & RESTRUCTURING TRUST
VALUE OPPORTUNITIES TRUST
VALUE TRUST
VISTA TRUST
JOHN HANCOCK FUNDS II
ABSOLUTE RETURN PORTFOLIO
ACTIVE BOND FUND
ALL CAP CORE FUND
ALL CAP GROWTH FUND
ALL CAP VALUE FUND
BLUE CHIP GROWTH FUND
CAPITAL APPRECIATION FUND
CLASSIC VALUE FUND
CORE BOND FUND
CORE EQUITY FUND
DYNAMIC GROWTH FUND
EMERGING GROWTH FUND
EMERGING MARKETS VALUE FUND
EMERGING SMALL COMPANY FUND
EQUITY-INCOME FUND
FINANCIAL SERVICES FUND
FUNDAMENTAL VALUE FUND
GLOBAL ALLOCATION FUND
GLOBAL BOND FUND
GLOBAL FUND
GLOBAL REAL ESTATE FUND
GROWTH & INCOME FUND
GROWTH FUND
GROWTH OPPORTUNITIES FUND
HEALTH SCIENCES FUND
HIGH INCOME FUND
HIGH YIELD FUND
INCOME FUND
INDEX 500 FUND
INTERNATIONAL EQUITY INDEX FUND
INTERNATIONAL GROWTH FUND
INTERNATIONAL OPPORTUNITIES FUND
INTERNATIONAL SMALL CAP FUND
INTERNATIONAL SMALL COMPANY FUND
INTERNATIONAL VALUE FUND
INTRINSIC VALUE FUND
INVESTMENT QUALITY BOND FUND
LARGE CAP FUND
LARGE CAP VALUE FUND

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 3

LIFECYCLE 2010 PORTFOLIO
LIFECYCLE 2015 PORTFOLIO
LIFECYCLE 2020 PORTFOLIO
LIFECYCLE 2025 PORTFOLIO
LIFECYCLE 2030 PORTFOLIO
LIFECYCLE 2035 PORTFOLIO
LIFECYCLE 2040 PORTFOLIO
LIFECYCLE 2045 PORTFOLIO
LIFECYCLE 2050 PORTFOLIO
LIFECYCLE RETIREMENT PORTFOLIO
LIFESTYLE AGGRESSIVE PORTFOLIO
LIFESTYLE BALANCED PORTFOLIO
LIFESTYLE CONSERVATIVE PORTFOLIO
LIFESTYLE GROWTH PORTFOLIO
LIFESTYLE MODERATE PORTFOLIO
MANAGED FUND
MID CAP INDEX FUND
MID CAP STOCK FUND
MID CAP INTERSECTION FUND
MID CAP VALUE EQUITY FUND
MID CAP VALUE FUND
MONEY MARKET FUND
MUTUAL SHARES FUND
NATURAL RESOURCES FUND
PACIFIC RIM FUND
QUANTITATIVE ALL CAP FUND
QUANTITATIVE MID CAP FUND
QUANTITATIVE VALUE FUND
REAL ESTATE EQUITY FUND
REAL ESTATE SECURITIES FUND
REAL RETURN BOND FUND
SCIENCE & TECHNOLOGY FUND
SHORT-TERM BOND FUND
SMALL CAP FUND
SMALL CAP GROWTH FUND
SMALL CAP INDEX FUND
SMALL CAP OPPORTUNITIES FUND
SMALL CAP VALUE FUND
SMALL COMPANY FUND
SMALL COMPANY GROWTH FUND
SMALL COMPANY VALUE FUND
SPECIAL VALUE FUND
SPECTRUM INCOME FUND
STRATEGIC BOND FUND
STRATEGIC INCOME FUND
TOTAL BOND MARKET FUND
TOTAL RETURN FUND
TOTAL STOCK MARKET INDEX FUND
U.S. GLOBAL LEADERS GROWTH FUND
U.S. GOVERNMENT SECURITIES FUND
U.S. HIGH YIELD BOND FUND
U.S. MULTI SECTOR FUND
UTILITIES FUND
VALUE & RESTRUCTURING FUND
VALUE FUND
VALUE OPPORTUNITIES FUND

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 4

VISTA FUND
JOHN HANCOCK CASH INVESTMENT TRUST
JH GOVERNMENT INCOME FUND
JH HIGH YIELD BOND FUND
JH INVESTMENT GRADE BOND FUND
JH MONEY MARKET FUND
JH U.S. GOVERNMENT CASH RESERVE FUND
JH BALANCED FUND
JH LARGE CAP EQUITY FUND
JH SOVEREIGN INVESTORS FUND
JH SMALL CAP INTRINSIC VALUE FUND
JH LARGE CAP INTRINSIC VALUE FUND
INVESTORS TRUST
JH REAL ESTATE FUND
JH SMALL CAP GROWTH FUND
JH TECHNOLOGY FUND
JH FOCUSED EQUITY FUND
JH MULTI CAP GROWTH
JH MID CAP EQUITY
TAX-ADVANTAGED DIVIDEND INCOME FUND
CALIFORNIA TAX-FREE INCOME FUND
JH GROWTH TRENDS FUND
JH SMALL CAP FUND
JH TECHNOLOGY LEADERS FUND
JH REAL FINANCIAL INDUSTRIES FUND
JH REGIONAL BANK FUND
JH SMALL CAP EQUITY FUND
JH HIGH INDEPENDENCE DIVERSIFIED CORE EQUITY FUND II
JH HEALTH BOND FUND
JH MASSACHUSETTS TAX-FREE INCOME FUND
JH NEW YORK TAX-FREE INCOME FUND
JH CORE EQUITY
JH INT’L CLASSIC VALUE
JH LARGE CAP SELECT
JH U.S. GLOBAL LEADERS
JH CLASSIC VALUE
JH ALLOCATION CORE
JH CLASSIC VALUE II
JH ALLOCATION GROWTH
INCOME SECURITIES TRUST
JH GREATER CHINA OPPORTUNITIES FUND
JH INTERNATIONAL FUND
JH MID CAP GROWTH FUND
JH HIGH YIELD MUNICIPAL BOND FUND
JH TAX-FREE BOND FUND
JH STRATEGIC INCOME FUND
JH HEALTH SCIENCES FUND
JH BANK & THRIFT OPPORTUNITY
JH PATRIOT SELECT DIVIDEND FUND
JH PATRIOT GLOBAL DIVIDEND
JH PREFERRED INCOME FUND
JH PATRIOT PREFERRED DIVIDEND
JH PREFERRED INCOME FUND II
JH PATRIOT PREMIUM DIVIDEND FUND I
JH PREFERRED INCOME FUND II
JH PATRIOT PREMIUM DIVIDEND FUND II

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 5

JOHN HANCOCK FUNDS III
JH ACTIVE VALUE FUND
JH CLASSIC VALUE MEGA CAP FUND
JH GLOBAL FUND
JH GLOBAL SHAREHOLDER YIELD FUND
JH GROWTH FUND
JH GROWTH OPPORTUNITIES FUND
JH INTERNATIONAL ALLOCATION PORTFOLIO
JH INTERNATIONAL CORE FUND
JH INTERNATIONAL GROWTH FUND
JH INTRINSIC VALUE FUND
JH U.S. CORE FUND
JH U.S. QUALITY EQUITY FUND
JH VALUE OPPORTUNITIES FUND

This Endorsement applies to loss discovered after 12:01 a.m. on July 14, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2008

By /s/ Robert Hamburger

Authorized Representative
ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 6

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: July 14, 2007	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 9
To be attached to and
form a part of Bond No. 81906724
Issued to: JOHN HANCOCK FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that General Agreements, Section C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice to Company, is amended by adding the following:

If the ASSURED, while this Bond is in force, establish new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of establishment.

If the ASSURED, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in assets, such increase shall automatically be covered hereunder from the date of such increase, but only as excess coverage. Such excess coverage shall not exceed five million dollars ($5,000,000) in additional limits and shall be excess of this Bond and of the following excess Bond:

Carrier:	ICI Mutual Insurance Company
Bond Number	87142107B
Limits of Liability:	$20,000,000
Bond Period:	July 14, 2007 to July 14, 2008

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/ Robert Hamburger

Authorized Representative

Q07-1972(08/2007)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: July 14, 2007	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 10
To be attached to and
form a part of Bond No. 81906724
Issued to: JOHN HANCOCK FUNDS

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 1., Definitions, the term Employee is amended to include the following:

Any natural person while in the service of the ASSURED solely while performing sub-advisory services for the ASSURED pursuant to a written contract.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/ Robert Hamburger

Authorized Representative

Q07-1957 (08/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER

      DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

ICI MUTUAL INSURANCE COMPANY P.O. Box 730 Burlington, Vermont 05402-0730 INVESTMENT COMPANY BLANKET BOND (EXCESS)

	ICI MUTUAL INSURANCE COMPANY
		P.O. Box 730
		Burlington, Vermont 05402-0730

		DECLARATIONS

Item 1.	Name of Insured (the "Insured")			Bond Number
John Hancock Capital Series				87142107B

	Principal Address	c/o Aon Financial Services Group
		99 High Street
		Boston, MA 02110

Item 2.	Bond Period: from 12:01 a.m. on __July 14, 2007____ to 12:01 a.m. on ___July 15, 2008___, or
	the earlier effective date of the termination of this Bond, standard time at the Principal Address as
	to each of said dates.

Item 3.	Limit of Liability--
			LIMIT OF	DEDUCTIBLE
			LIABILITY	AMOUNT [1]
Insuring Clause 1 – EMPLOYEE			$20,000,000	$20,000,000
Insuring Clause 2 – ON PREMISES			$20,000,000	$20,000,000
Insuring Clause 3 – IN TRANSIT			$20,000,000	$20,000,000
Insuring Clause 4 – FORGERY OR ALTERATION			$20,000,000	$20,000,000
Insuring Clause 5 – EXTENDED FORGERY			$20,000,000	$20,000,000
Insuring Clause 6 – COUNTERFEIT MONEY			$20,000,000	$20,000,000
Insuring Clause 7 – THREATS TO PERSON			$20,000,000	$20,000,000
Insuring Clause 8 – COMPUTER SYSTEM			$20,000,000	$20,000,000
Insuring Clause 9 – VOICE INITIATED FUNDS TRANSFER INSTRUCTION			$20,000,000	$20,000,000
Insuring Clause 10 – UNCOLLECTIBLE ITEMS OF DEPOSIT			$20,000,000	$20,000,000

1 Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—
	Chubb Group of Insurance Companies Financial Institution Investment Company Asset Protection
	Bond No. 81906724

Item 5.	The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the
	following Riders attached hereto:

	Rider 1

	and of all Riders applicable to this Bond issued during the Bond Period.

		By:	/S/ Maggie Sullivan
			Authorized Representative

Excess Bond (7/97)

ICI Mutual Insurance Company (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a.	Any coverage exceptions specified by riders attached to this bond;

b.	The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c.	The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.	CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.	LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.	Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.	Primary Bond means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c.	Single Loss means:

	(1)	all loss resulting from any one actual or attempted theft committed by one person, or

	(2)	all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

	(3)	all loss caused by dishonest or fraudulent acts committed by one person, or

	(4)	all expenses incurred with respect to any one audit or examination, or

	(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.	Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a.	submit to examination by the Underwriter and subscribe to the same under oath, and

b.	produce for the Underwriter’s examination all pertinent records, and

c.	cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)
RIDER NO. 1

INSURED		BOND NUMBER
John Hancock Capital Series		87142107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 14, 2007	July 14, 2007 to July 15, 2008	/S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RX53.0 -01 (7/06)

PREMIUM BILL

Bond Period	March 31, 2007	To	March 31, 2008
Bond Number	8152 00 12 J
Insured	Manulife Financial Corporation
Date Issued	April 4, 2007
Producer	Marsh Canada Limited

FINANCIAL INSTITUTION BOND Standard Form No. 25, Revised to October, 1987

Bond No. 8152 00 12 J

CHUBB INSURANCE COMPANY OF CANADA (Herein called Underwriter)

DECLARATIONS
ITEM 1. Name of Insured (herein called Insured):
Manulife Financial Corporation
(As Per Rider Attached)

Principal Address:
200 Bloor Street East,
Toronto, Ontario
M4W 1E5

Item 2.	Bond Period: from 12:01 a.m. on March 31, 2007 to 12:01 a.m. on		March 31, 2008 standard time.
	(MONTH, DAY, YEAR)		(MONTH. DAY, YEAR)

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $50,000,000. US

Item 4.	Subject to Sections 4 and 11 hereof,
	the Single Loss Limit of Liability is	$25,000,000. US
and the Single Loss Deductible is$10,000,000. US

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

	Amount applicable to:		Single Loss	Single Loss
			Limit of Liability	Deductible

	Insuring Agreement (D) - Forgery or Alteration		$ 25,000,000. US	$10,000,000. US
	Insuring Agreement (E) – Securities		$ 25,000,000. US	$10,000,000. US
Optional Insuring Agreements and Coverages:
	Insuring Agreement (F) - Counterfeit Currency		$ 25,000,000. US	$10,000,000. US
	Insuring Agreement (G) - Redemption of Canada Savings Bonds		$ 25,000,000. US	$10,000,000. US
	Insuring Agreement (H) - Fraudulent Mortgages		$ 25,000,000. US	$10,000,000. US
	Insuring Agreement (I) - Unauthorized Signatures		$ 100,000. US	$ 10,000. US
	Insuring Agreement (J) - Telephone Toll Call Fraud		$ 100,000. US	$ 10,000. US
	Trading Loss Coverage		$ 25,000,000. US	$10,000,000. US
	Agent Insuring Agreement		$ 10,000,000. US	$10,000,000. US
	Fidelity Claims Expense		$ 100,000. US	NIL
	Stop Payment Order Liability		$ 100,000. US	$ 10,000. US
	Audit Expense		$ 100,000. US	NIL

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If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Rider No’s. 1 - 33

Item 6.	Insured’s Offices Covered - All offices in the United States of America and Canada and any other offices listed
	below:	All offices anywhere in the world

Item 7.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s)
or policy(ies) No.(s). 81520012 I
such termination or cancellation to be effective as of the time this bond becomes effective.

================================================================================

IN WITNESS WHEREOF, CHUBB INSURANCE COMPANY OF CANADA has caused this policy to be signed by its authorized officer, but this policy shall not be valid unless signed by a duly authorized Representative of the Company.

/s/ Ellen J. Moore
President

CHAIRMAN

Toronto, Ontario	April 4, 2007
Issued at	Date

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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee or another person or entity.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from
(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b) common-law or statutory larceny, committed by a person present in an office of the Insured;
covered under this bond,

while the Property is lodged or deposited within

(i) any of the Insured’s offices covered under this bond, or
(ii) offices of any financial institutions, attorneys of the Insured or clearing houses or
(iii) any premises where the Insured leases safe deposit boxes or, while lodged or deposited with any authority of a political subdivision in the United States or Canada.

(2) Loss of or damage to
(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii) the loss is not caused by fire.

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IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

	(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

	(b)	a Transportation Company and being transported in an armored motor vehicle, or

	(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

		(i)	records, whether recorded in writing or electronically, and

		(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive riders, and

		(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive riders.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from Forgery or alteration of, on, or in any

	(1)	request made for change of beneficiary in any policy issued by the Insured.

	(2)	policy loan agreement made with the Insured.

	(3)	assignment to the Insured of any of its policies.

	(4)	Negotiable Instruments other than registered or bearer obligations, made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

	(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

		(a)	Certificated Security,

		(d)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

		(c)	Evidence of Debt,

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	(d)	corporate, partnership or personal Guarantee,

	(e)	Security Agreement,

	(f)	Letter of Credit,

	(g)	Instruction to a Federal Reserve Bank of the United States, or

	(h)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (g) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) or (b) above which is a Counterfeit.

Actual physical possession of the items listed in (a) through (h) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on the faith of such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

GENERAL AGREEMENTS

ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE

A.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder form the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

	(a)	has occurred or will occur in offices or premises, or

	(b)	has been caused or will be caused by an employee or employees of such institution, or

	(c)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

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CHANGE OF CONTROL - NOTICE

B.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

C.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

D.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

E.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

Bond 25 Page 4 of 14

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1.

As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	(1)	represented by an instrument issued in bearer or registered form;

	(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as an original.

(e)	Employee means

	(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

	(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

Bond 25

	(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

	(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond; and

	(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12.

A Federal Reserve Bank or clearing house shall not be construed to be a processor.)

Employee does not mean brokers, general agents, sub-agents, loan agents, fiscal agents, property management agents, real estate agents, other representatives of the same general character, or independent contractors except contractors as set forth in (2) or (5) above.

(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(h)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(i)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(j)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(k)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(l)	Negotiable Instrument means any writing

	(1)	signed by the maker or drawer; and

	(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

	(3)	is payable on demand or at a definite time; and

	(4)	is payable to order or bearer.

Bond 25 Page 6 of 14

(m)	Property means Money, Certified Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Letters of Credit, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, books of account and other records whether recorded in writing or electronically and tangible items of personal property which are not hereinbefore enumerated.

(n)	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(o)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

	(1)	A description of the Issue of which the Uncertificated Security is a part;

	(2)	the number of shares or units:

		(a)	transferred to the registered owner;

		(b)	pledged by the registered owner to the registered pledgee;

		(c)	released from pledge by the registered pledgee;

		(d)	registered in the name of the registered owner on the date of the statement; or

		(e)	subject to pledge on the date of the statement;

	(3)	the name and address of the registered owner and registered pledgee;

	(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

	(5)	the date:

		(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

		(b)	the pledge of the registered pledgee was registered, or

		(c)	of the statement, if it is a periodic or annual statement.

(p)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(q)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

	(2)	of a type commonly dealt in on securities exchanges or markets; and

	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

EXCLUSIONS

Section 2.

This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

Bond 25 Page 7 of 14

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(e)	loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting directly or indirectly from

(i) an incorrectly or dishonestly prepared title search, survey, inspection or other report made by an Employee,

(ii) a defective document or instrument taken by the Insured whether or not the Employee accepting such document or instrument knew of such defect, or

(iii) contractual or extra-contractual liability sustained by the insured in connection with the issuance of contracts or purported contracts, of insurance, indemnity or suretyship;

(g)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(h)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A) or (E);

(i)	loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any account, actual fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or (E);

(j)	loss of any tangible item or personal property which is not specifically enumerated in the paragraph defining Property is such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreement (A):

Bond 25

(k)	loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C)

except when covered under Insuring Agreement (A);

(l)	potential income, including but not limited to interest and dividends, not realized by the Insured;

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(o)	all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(p)	indirect or consequential loss of any nature;

(q)	loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(r)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement (A) or (B)(1)(a);

(s)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(t)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purpose of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

Bond 25

(u)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

DISCOVERY

Section 3.

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement E to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Bond 25

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement E, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF -- LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6.

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Bond 25

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignment) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

Bond 25 Page 12 of 14

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8.

With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by the Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (j) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

Bond 25 Page 13 of 14

OWNERSHIP

Section 10.

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12.

This bond terminates as an entirety upon occurrence of any of the following:- (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

Bond 25

Company:	Chubb Insurance Company of Canada
Rider No.:	1

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	Item 1 of the DECLARATIONS is deleted in its entirety and replaced with the following:

ITEM 1. Name of Insured (hereinafter the "Insured") includes:

	(a)	Manulife Financial Corporation including any Subsidiary;

	(b)	OUB Manulife Pte. Ltd., but only if at the time of the Loss, Manulife Financial Corporation or any Subsidiary is the actual or beneficial owner of at least 50% of the outstanding securities or voting rights representing the present right to vote for election directors;

	(c)	Any employee benefit plans of any Insured;

	(d)	Any “mutual fund” as that term is defined in the Securities Act R.S.O. 1990 Ch. S.5, as amended, or such equivalent investment structure which may exist under any other federal, state, provincial or territorial securities legislation. Provided, however, that any such mutual fund must be:

(i) an issuer which is not a natural person;

(ii) created, managed or controlled at the time of the Loss by either an Insured or a Subsidiary; and

(iii) in respect of which either an Insured or a Subsidiary is acting as the trustee at the time of the Loss.

2.	Principal Address:

200 Bloor Street East, North Tower, 7th Floor
Toronto, Ontario
M4W 1E5

Named Insured Rider
For Use With Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13
CE-17-02-5370Q (Rev. 05-04)	Page 1 of 2

3.	The CONDITIONS AND LIMITATIONS, Section 1., DEFINITIONS is amended by adding the following definition of Subsidiary:

Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and in respect of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled directly or indirectly, in any combination, by Manulife Financial Corporation , and which:

	(a)	is actively carrying on business; or

	(b)	is no longer actively carrying on business

This rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Named Insured Rider
For Use With Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13
CE-17-02-5370Q (Rev. 05-04)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	2

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

1.	Subject to the terms and conditions of this rider, and the other Policy terms and conditions, it is agreed that the attached bond is amended by adding coverage for Loss resulting directly from dishonest or fraudulent acts committed by an Agent either acting alone or in collusion with others. Provided however, that such dishonest or fraudulent acts must be committed by the Agent with the manifest intent to:

(a) cause the Insured to sustain such Loss; and

(b) obtain financial benefit for the Agent or another person or entity.

2.	For the purposes of this rider, Loss as used in clause 1 above, shall not include salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, contingency or threshold awards, or any other form of remuneration paid to an Agent or others. Provided, however, that if commissions only are fraudulently obtained and represent the sole purpose for which the fraudulent acts were committed, then they shall constitute Loss for the purposes of this rider.

3.	The coverage under this rider shall be subject to the Single Loss Limit of Liability applicable to the Agent which is limited to the sum of $10,000,000.00 US, and subject to a Single Loss Deductible of $10,000,000.00 US. Any amount paid by the Underwriter under this rider shall be part of, and not in addition to, the amount set forth in Item 3. of the Declarations Page of the attached bond.

4.	The term Agent shall be deemed to include the partners, officers and employees of such Agent and all such persons shall collectively be deemed to be one person for the purposes of clause 1 of this rider.

5.	For the purposes of this rider only, Exclusion (u) of the attached bond is deleted.

6.	The following exclusion is added to the bond:

(v) This bond does not cover Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of a loan or extension of credit made to a Servicing Agent, including any such loan or transaction established to provide funds for interim financing or “warehousing” of mortgage loans, whether procured in good faith or through fraud or false pretenses, or Loss resulting directly or indirectly from the failure of the Servicing Agent to pay over Property held as security for any such loan or transaction.

7.	In the “On Premises Insuring Agreement”, any reference to an office of the Insured shall be deemed for the purposes of this rider to include an office of an Agent.

Agent’s Fidelity Insuring Agreement For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5718Q (Ed. 03-02)	Page 1 of 3

8.	The following conditions and limitations are added to the bond:

ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Agent, and upon payment to the Insured by the Underwriter on account of any Loss for which an Agent is liable to the Insured, an assignment of such of the Insured's rights and causes of action as it may have against that Agent by reason of such liability shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights which are herein provided.

INDIVIDUAL TERMINATION

The coverage under this bond terminates in respect of any partner, officer or employee of any Agent:

(i) as soon as any Insured or any Agent, or any director of officer of any Insured or of any Agent, who is not in collusion with such person, becomes aware of any dishonest or fraudulent act committed by such person at any time, against the Insured or against any other person or entity, regardless of whether that dishonest or fraudulent act was committed in the employment of the Insured or in the employment of an Agent, or otherwise, and regardless of whether the dishonest or fraudulent act is of a type covered under this rider, without prejudice to the loss of any Property then in transit in the custody of such person; or

(ii) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel the bond as to such person.

9.	As used in this rider:

Agent shall mean:

(i)	any natural person, partnership or corporation appointed and authorized by written agreement with the Insured, including a General Agent and any duly registered insurance broker under contract with the Insured, to solicit Products issued by the Insured, but under no circumstances shall include a Broker- Dealer; or

(ii)	any Servicing Agent.

Broker-Dealer shall mean any natural person, partnership or corporation duly appointed and authorized by written agreement with the Insured to solicit Products which are not exempted securities pursuant to section 3 of the Securities Act of 1933, and which are subject to registration under the Securities Act of 1933, unless sold in exempt transactions, and shall include any sub-agents who are registered representatives of a Broker-Dealer and who solicit Products.

General Agent shall mean any natural person, partnership, or corporation, which is not a Broker-Dealer, and is duly appointed and authorized by written agreement with the Insured to solicit Products. “General Agent” shall be deemed to include in Canada only, any sub-agent appointed by the General Agent to solicit Products. Notwithstanding the foregoing, a General Agent shall not under any circumstances include a Servicing Agent.

Product shall mean either in the singular or plural, any individual life, individual health, individual annuity and individual investment products issued by the Insured for distribution or sale by an Agent but shall not include any “security” as that term is defined in either:

Agent’s Fidelity Insuring Agreement For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5718Q (Ed. 03-02)	Page 2 of 3

(i)	the Securities Act of 1933, the Securities Exchange Act of 1934, or the Investment Company Act of 1940, all of the United States of America, as amended; or

(ii)	any federal, state, provincial or territorial securities legislation, including any regulations, rules, orders or orders in counsel promulgated thereunder,

unless the security is:

(a)	a “redeemable security” in any “investment company” as those terms are respectively defined in the Investment Company Act of 1940, of the United States of America, or such equivalent terms which may exist under any other federal, state, provincial or territorial securities legislation;

(b)	a variable annuity; or

(c)	a higher education savings plan trust established through section 529 of the Internal Revenue Code of the United States of America that holds “municipal securities” as that term is defined in section 3 of the Securities Exchange Act of 1934 of the United States of America, Servicing Agent shall mean any natural person, partnership or corporation which is also not a General Agent and is duly appointed and authorized by written agreement with the Insured to perform any of the following services on the Insured’s behalf:

a.	collect and record payments on real estate mortgage or home improvement loans made, held or assigned by the Insured;

b.	establish tax or insurance escrow accounts on real estate mortgage or home improvement loans made, held or assigned by the Insured;

c.	manage real property owned by or under the supervision or control of the Insured; or

d.	any other acts related to (a), (b) or (c) above.

Provided however, that coverage under this rider shall only apply to a Servicing Agent while actually performing such services on behalf of the Insured.

10. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Agent’s Fidelity Insuring Agreement For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5718Q (Ed. 03-02)	Page 3 of 3

	Company:	Chubb Insurance Company of Canada

	Rider No.:	3

To be attached to and form part of
	Bond No.:	8152 00 12 J

Issued to:	Manulife Financial Corporation

It is agreed that:

1.	Subject to the provisions of the attached bond, the Single Deductible amount as stated in the bond is hereby amended to read One Hundred Thousand Dollars ($100,000.00 US) which is applicable only to the following subsidiaries:

Manulife Bank of Canada

2.	Subject to the provisions of the attached bond, the Single Deductible amount as stated in the bond is hereby amended to read Twenty-five Thousand Dollars ($25,000.00 US) which is applicable only to the following subsidiary:

Manulife Financial Services
Manulife Investment Management Corporation
Manulife Securities International Ltd.
Elliot & Page Limited and/or
MFC Global Investment Management and/or
Gestion des placement mondiaux MFC

3.	Subject to the provisions of the attached bond with respect to the Deductible Amount, the Deductible Amount for Wood Logan Associates Inc. and all its subsidiaries shall be:

	SEVENTY-FIVE THOUSAND DOLLARS	($75,000.00 US)
but excluding Fidelity Claims Expense, Stop Payment Order Liability, Audit Expense, Unauthorized Signatures and
Telephone Toll Call Fraud.
4.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.
ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Special Deductible Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5701Q (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	4

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The Insuring Agreements are amended by adding the following:

Insuring Agreement (F) – COUNTERFEIT CURRENCY

Any loss through the receipt by the Insured, in good faith, of any counterfeited or altered paper currencies or coins, issued or purporting to have been issued, or issued pursuant to a statute of any country in the world for use as currency.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amending Insuring Agreements – Counterfeit Currency Rider For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5420 (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	5

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The attached bond is amended:

	(a)	by deleting the final semicolon of the Trading Loss Exclusion, subsection (i) of Section 2, and

	(b)	by adding the following:

"if coverage is carried thereunder, nor shall it apply to Insuring Agreement (A) to the extent that the loss covered thereunder does not exceed the Single Loss Limit of Liability for Trading Loss Coverage as set forth on the Declarations Page or amendment thereto, it being understood, however, that such liability shall be a part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations of the bond or amendment thereof."

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

TRADING LOSS RIDER

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 15, 24 AND 25 TO ADD FULL OR PARTIAL AMOUNT OF COVERAGE UNDER INSURING AGREEMENT (A) WITH RESPECT TO TRADING LOSSES.

REVISED TO FEBRUARY, 1995 SR 6027f

Company:	Chubb Insurance Company of Canada
Rider No.:	6

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows: FRAUDULENT MORTGAGES

H.	Loss resulting directly from the Insured's having, in good faith and in the course of business in connection with any Loan, accepted or received or acted upon the faith of any real property mortgages, real property deeds of trust or like instruments pertaining to realty or assignments of such mortgages, deeds of trust or instruments which prove to have been defective by reason of the signature thereon of any person having been obtained through trick, artifice, fraud or false pretenses or the signature on the recorded deed conveying such real property to the mortgagor or grantor of such mortgage or deed of trust having been obtained by or on behalf of such mortgagor or grantor through trick, artifice, fraud or false pretenses."

2.	The Loan Exclusion Clause, Section 2(e), shall not apply to the Insuring Agreement set forth in paragraph 1 of this rider.

3.	The Single Loss Limit of Liability for the Fraudulent Mortgages Insuring Agreement is limited to the amount shown on the Declarations Page, or amendment thereto.

4.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

FRAUDULENT MORTGAGES INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24, "DISCOVERY" FORM, TO ADD AN INSURING AGREEMENT COVERING REAL PROPERTY MORTGAGES AND ASSIGNMENTS THEREOF WHICH ARE DEFECTIVE

BY REASON OF FRAUD WITH RESPECT TO THE SIGNATURE ON SPECIFIED INSTRUMENTS. REVISED TO JUNE, 1990.

SR 5609g

Company:	Chubb Insurance Company of Canada
Rider No.:	7

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: Manulife Financial Corporation

It is agreed that the attached bond is amended as follows:

1.	By adding the following Insuring Agreement:

Audit and Claims Expense

(1) Reasonable expense incurred by the Insured for audits or examinations required by state, provincial or federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the Insured in excess of the applicable Single Loss Deductible amount. This Insuring Agreement applies solely to losses covered under Insuring Agreement (A).

(2) Reasonable expense incurred by the Insured, solely for independent firms or individuals retained to determine the amount of loss, where:

(a) the loss is covered under the bond, and

(b) the loss is in excess of the applicable Single Loss Deductible amount.

2.	Exclusion (o) of Section 2., Exclusions, does not apply to loss covered under this Insuring Agreement.

3.	This rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Audit and Claims Expense Rider
For use with all Surety Association Financial Institution Bonds
CE-17-02-2877 (Ed. 1-02)

Company:	Chubb Insurance Company of Canada
Rider No.:	8

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed in respect to Manulife Bank of Canada only, the attached bond is amended as follows:

1.	By adding the following Insuring Agreement:

	I.	Stop Payment Order or Refusal To Pay Check

Loss resulting directly from the Insured being legally liable to pay compensatory damages for:

		(1)	complying or failing to comply with notice from any customer of the Insured or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the Insured by such customer or by any authorized representative of such customer, or

		(2)	refusing to pay any check or draft made or drawn upon or against the Insured by any customer of the Insured or by any authorized representative of such customer.

2.	By adding the following exclusions to Section 2., Exclusions:

(w)	liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement,

(x)	loss arising out of:

	(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

	(2)	sickness, disease, physical bodily hard, mental or emotional distress or anguish, or death of any

	(3)	discrimination.

3.	The coverage under this rider shall be subject to the Single Loss Limit of Liability of $100,000 US and the Aggregate Limit of Liability of $500,000 US and subject to a Single Loss Deductible of $10,000 US. Any amount paid by the Underwriter under this rider shall be part of, and not in addition to, the amount set forth in Item 3. of the Declarations Page of the attached bond.

4.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Stop Payment Rider
For use with Financial Institution Bond, Standard Form No. 25
CE-17-02-5413 (Ed. 09-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	9

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that:

The CONDITIONS AND LIMITATIONS, Section 6., VALUATION, subsection Securities, is deleted in its entirety and replaced with the following:

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. In case of a loss of subscription, conversion, redemption privileges or deposit privileges through the misplacement or loss of securities;

(a)	while such security is in or upon any premises wherever situated, or

(b)	while such security is in transit anywhere in the custody of the person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation company, the amount of such loss shall be the value of privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

This rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Securities Valuation Rider
For use with all Surety Association Financial Institution Bonds
CE-17-02-6054 (Ed. 03-04)

Company:	Chubb Insurance Company of Canada
Rider No.:	10

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	Each “administrative agent or third-party agent or self-administrative group” herein called third-party administrator shall, while performing services for the Insured, be deemed to be an Employee as defined in the attached Bond.

Each such third-party administrator, and the partners, officers and Employees for all the purposes of the attached Bond, subject to a Single Loss Limit of Liability of $10,000,000 US. and a $50,000,000 US. Aggregate Limit and a Single Loss Deductible of $10,000,000 US., it being understood however, that such liability shall be part of and not in addition to the Single Loss Limit of Liability as stated in the Bond.

2.	If said “third-party administrator” carries or holds any other insurance or other indemnity covering any loss or losses covered under this Bond, the Underwriter shall be liable hereunder only for that part of such loss or losses which is in excess of the amount recoverable or recovered from such other insurance or indemnity. In no event shall the Underwriter be liable for more than the Single Loss Limit of Liability indicated in Paragraph 1 above applicable to such loss or losses; subject, nevertheless, to Section 4 of this bond.

3.	The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any third- party administrator covered under such Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest act, whether such act be committed before or after the time the attached Bond is effective.

4.	The attached bond as amended by this rider does not afford coverage in favour of any third-party administrator as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest acts committed by any of the partners, officers or employees of such third-party administrator, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such third-party administrator, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

5.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Third-Party Administrator Rider
For use with Manulife Financial Corporation
FI 25 Bond 8152 00 12 & ECCP 8152 00 13
CE-17-02-5422Q (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	11

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:	Manulife Financial Corporation
It is agreed that :

1.	The attached bond is amended by adding to the definition of Employee in Section 1., Definitions, the following:

	(6)	retired employees who are hired back on a contract basis while performing duties which come into the scope of those normal to an employee and whom the Insured has the right to govern and direct in the performance of such service;

	(7)	a consultant retained by the Insured and an employee of such consultant while either is performing consulting services for the Insured pursuant to a written contract.

	(8)	a natural person who resigns, retires or is terminated from the service of the Insured during the Bond Period provided that this applies: i) for a period of ninety (90) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the bond; and

ii)	if such resignation, retirement or termination has not arisen from or in connection with the discovery by the Insured of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

(9)	a trustee of the Insured while on leave of absence approved by the Insured but only for loss resulting directly from acts committed by such trustee within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured.

(10)	any Employee on a leave of absence approved by the Insured.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amendment To Employee Definition Rider
For Use With Financial Institution Bond, Standard Form No. 25
CE-17-02-5409 (Ed. 09-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	12

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that the attached bond covers loss sustained by ERISA Plans which are subject to the United States Employee Retirement Income Security Act (“ERISA”) of 1974 and any Non-ERISA Plans which shall be covered as if such plans were governed by such act, the following provisions apply:

1.	"Employee" as used in the attached bond shall include any natural person fiduciary, trustee, administrator or other plan official, while in the regular service of an ERISA Plan who is required to be bonded by Title I of the ERISA of 1974, as amended.

2.	ERISA Plan means any Employee Benefit Plan, Pension Benefit Plan or Welfare Benefit Plan, defined and required to be bonded under Title I of the ERISA of 1974, as amended, which is operated solely by an Insured or jointly by an Insured and a labor organization for the benefit of the Employees and which existed on or before the inception of this Bond or which is created or acquired after the inception of this Bond.

3.	Non-ERISA Plan means any employee benefit plan not subject to Title I of the ERISA of 1974, as amended, which is operated solely by an Insured or jointly by an Insured and a labor organization for the benefit of the Employees and which existed on or before the inception of this Bond or which is created or acquired after the inception of this Bond.

4.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under regulations published by the United States Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

5.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured, first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

6.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is co-mingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said regulations.

Erisa Rider (Manulife Financial Corporation) For use with Financial Institution Bond, Standard Form No. 25

CE-17-02-7740Q (Ed. 09-06)

7.	The Deductible Amount of this Bond applicable to loss sustained by an ERISA Plan or Non-ERISA Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the United States ERISA Act of 1974.

8.	This endorsement applies solely to loss first discovered by an Officer of the Insured:

	a.	during the Bond Period, or

	b.	within one year following termination of this Bond in its entirety (the “One Year Discovery Period”); provided that:

		i.	such loss is sustained prior to such termination, and

		ii.	the One Year Discovery Period shall terminate immediately upon the effective date of any other insurance obtained by or for the Insured or any successor in interest, which replaces in whole or in part the coverage provided by this endorsement.

9.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Erisa Rider (Manulife Financial Corporation) For use with Financial Institution Bond, Standard Form No. 25

CE-17-02-7740Q (Ed. 09-06)

Company:	Chubb Insurance Company of Canada
Rider No.:	13

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The attached bond is amended by adding to the definition of Employee in Section 1.(e)(2), Definitions, the following:

	i)	Each “Barrister, Solicitor, Attorney or Notary Public” herein called “attorney” shall, while performing services for the Insured, be deemed to be an Employee. Each such attorney, and the partners, officers and employees of such attorney shall, collectively, be deemed to be one Employee for all the purposes of the attached Bond.

	ii)	If said “attorney” carries or holds any other insurance or other indemnity covering any loss or losses covered under this Bond, the Underwriter shall be liable hereunder only for that part of such loss or losses which is in excess of the amount recoverable or recovered from such other insurance or indemnity. In no event shall the Underwriter be liable for more than the Single Loss Limit of Liability indicated in Item 4 of the Declarations applicable to such loss or losses; subject, nevertheless, to Section 4 of this Bond.

	iii)	The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any Attorney covered under such Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest act, whether such act be committed before or after the time the attached Bond is effective.

	iv)	The attached bond as amended by this rider does not afford coverage in favour of any Attorney, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest acts committed by any of the partners, officers or employees of such Attorney, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Attorney by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Definition Of Employee - Attorney Rider
For use with Financial Institution Bond, Standard Form No. 25
CE-17-02-5412 (Ed. 09-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	14

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It agreed that:	Manulife Financial Corporation

1.	The attached bond is amended by deleting paragraph (a) of Section 5., Notice/Proof-Legal Proceedings Against Underwriter, in its entirety and substituting the following:

(a) At the earliest practical moment, not to exceed 90 days, after discovery of loss in excess of 50% of the deductible amount, the Insured shall give the Underwriter notice thereof.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amendment to Notice/Proof-Legal Proceedings Against Underwriter Rider

For use with Surety Association Financial Institution Bonds, Standard Form No. 14, 24 & 25 CE-17-02-5702 (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	15

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that in respect to Manulife Bank of Canada only, the attached bond is amended by:

1.	Adding the following INSURING AGREEMENT:

	(F)	Loss of checks or drafts contained in a Cash Letter which have been accepted by the Insured for deposit, payment, or collection resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, or damage to or destruction of, the Cash Letter while in transit from any office of the Insured to any other premise in the United States of America or Canada.

Coverage under this INSURING AGREEMENT begins immediately after the Cash Letter leaves the premises of the Insured and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located in the United States of America or Canada.

Loss shall be limited to Extra Expense incurred by the Insured in identifying the depositors of such lost checks or drafts and in assisting such depositors in obtaining duplicates thereof.

The following conditions are precedent to coverage under this INSURING AGREEMENT:

The Insured shall have made:

		1)	a record of the name of the issuer, drawer or maker of each such check or draft and a record of the name of the person presenting each such check or draft with all other descriptive data necessary for the purpose of reconstruction, or

		2)	a film record of each check or draft in its entirety, and

		3)	all reasonable efforts to exercise its rights to the fullest extent under the terms of any deposit agreement with any customer to charge back items to a customer.

The Insured, however, shall not be deprived of coverage under this INSURING AGREEMENT if such film records are unavailable due to the failure of the film record equipment to record such check or draft, or due to the unintended destruction of the film record after it has been made, and such failure or destruction was unknown at the time the check or draft was placed in the Cash Letter.

The coverage under this rider shall be subject to the Single Loss Limit of Liability of $250,000 US and the Aggregate Limit of Liability of $250,000 US and subject to a Single Loss Deductible of $10,000,000 US. Any amount paid by the Underwriter under this rider shall be part of, and not in addition to, the amount set forth in Item 3. of the Declarations Page of the attached bond.

Cash Letter Rider
For use with Financial Institution Bond, Standard Form No. 25
CE-17-02-5411 (Ed. 09-03)	Page 1 of 2

2.	Adding the following definitions to Section 1., Definitions:

	(r)	Cash Letter means any letter or package dispatched by the Insured itemizing by separate amounts all checks or drafts enclosed within it which have been accepted by the Insured for deposit, payment, collection or encashment.

	(s)	Extra Expense means wages paid to temporary employees or overtime wages paid to regular Employees engaged in identifying the depositors of lost checks or drafts and assisting depositors in obtaining duplicates thereof.

3.	Adding the following to Section 5. NOTICE/PROOF –LEGAL PROCEEDINGS AGAINST UNDERWRITER:

	(g)	Proof of loss involving a Cash Letter shall include a record or film record of such checks or drafts contained in the Cash Letter.

4.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Cash Letter Rider
For use with Financial Institution Bond, Standard Form No. 25
CE-17-02-5411 (Ed. 09-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	16

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: Manulife Financial Corporation

It is agreed that the attached bond is amended as follows:

1.	By deleting in its entirety General Agreement A., ADDITIONAL OFFICES OR EMPLOYEES– CONSOLIDATION, MERGER OR PURCHASE OF ASSETS–NOTICE, and substituting the following:

ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER OR PURCHASE OF ASSETS– NOTICE

	A.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

		(a)	has occurred or will occur in offices or premises, or

		(b)	has been caused or will be caused by an employee or employees of such institution, or

		(c)	has arisen or will arise out of the assets or liabilities,

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

Notwithstanding anything stated above to the contrary, the Underwriter hereby agrees to provide coverage which shall be effective on the date of acquisition under this bond for those acquired institutions in which the Insured owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the Bond Period, with no additional premium, provided the acquired institution meets all of the following conditions:

Automatic Acquisition Percentage Threshold Rider
For use with all Surety Association Financial Institution Bonds
Form 17-02-2880 (Ed. 1-02)	Page 1 of 2

(1)	the assets shall not exceed $2,500,000,000, US

(2)	there shall be neither any paid nor pending bond claim for the three (3) year period prior to the date of acquisition, and

(3)	the Insured is not aware of any disciplinary action or proceeding by state, provincial or federal officials involving the acquired institution as of the date of acquisition.

The Underwriter further agrees that as respects any acquisition that involves a state, provincial or federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this bond for the remainder of the Bond Period as long as conditions (1) and (2) above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the Insured on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply, regardless of the time such loss is discovered by the Insured.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Automatic Acquisition Percentage Threshold Rider
For use with all Surety Association Financial Institution Bonds
Form 17-02-2880 (Ed. 1-02)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	17

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The attached bond is amended by deleting GENERAL AGREEMENTS Section E., NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND, in its entirety and substituting the following:

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

	E.	The Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and as further amended by this rider and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

Amendment to Notice, Proof and Discovery Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5419Q (Ed. 10-03)	Page 1 of 3

2.	The attached bond is amended by deleting Section 3., DISCOVERY, in its entirety and substituting the following:

Section 3.

This bond applies to loss discovered by the Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured during the Bond Period. Discovery occurs when the Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3.	The attached bond is amended by deleting Section 5., NOTICE/PROOF—LEGAL PROCEEDGINS AGAINST UNDERWRITER, in its entirety and substituting the following:

NOTICE/PROOF -- LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

4.	The attached bond is amended by deleting Section 12., TERMINATION OF CANCELLATION, in its entirety and substituting the following:

Section 12.

This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

Amendment to Notice, Proof and Discovery Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5419Q (Ed. 10-03)	Page 2 of 3

This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Internal Audit; Corporate Law Department; or Insurance Risk Management of the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

5. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amendment to Notice, Proof and Discovery Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5419Q (Ed. 10-03)	Page 3 of 3

Company:	Chubb Insurance Company of Canada
Rider No.:	18

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that the attached bond is amended as follows:

1. By deleting Insuring Agreement E, Securities, in its entirety and substituting the following: "Securities

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or the account of others,

	(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original:

		(a)	Certificated Security,

		(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

		(c)	Document of Title,

		(d)	Certificate of Origin or Title,

		(e)	Letter of Credit

		(f)	Evidence of Debt,

		(g)	corporate, partnership or personal Guarantee,

		(h)	Security Agreement,

		(i)	written Instruction

which

i) bears a Forgery, or ii) is fraudulently materially altered, or iii) is lost or stolen;

	(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, rider or any items listed in (a) through (i) above;

	(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) or (b) above which is a Counterfeit.

Amendment To Uncertificated Securities Rider (For Banking Ops Only) For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5415 (Ed. 09-03)	Page 1 of 2

Actual physical possession of the items listed in (a) through (g) above by the Insured or its correspondent ban or other authorized representative is a condition precedent to the Insured's having relied on the faith of such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

2.	By deleting Exclusion (s) in its entirety from Section 2., Exclusions, and substituting the following:

"(s) loss involving any Uncertificated Security except when covered under Insuring Agreements (A) or (E)."

3.	Section 1., Definitions, is amended as follows:

	(a)	By deleting the Definition of Property in its entirety and substituting the following:

		(m)	Property means Money, Certificated Securities, Statement of Uncertificated Security of any Federal Reserve Bank of the United States, Initial Transaction Statement, Negotiable Instruments, non-negotiable instruments, Certificates of Deposit, Document of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificate of Origin, Letters of Credit, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, books of account and other records whether recorded in writing or electronically, and tangible items of personal property which are not hereinbefore enumerated.

	(b)	By adding the following definition:

		(u)	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

			(1)	a description of the issue of which the Uncertificated Security is a part, and

			(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

			(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

			(4)	the date the transfer pledge or release was registered.

		(v)	Certificate of Origin or Title means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

		(aa)	Document of Title means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for delivery of goods, and any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers, and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

4.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amendment To Uncertificated Securities Rider (For Banking Ops Only) For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5415 (Ed. 09-03)	Page 2 of 2

Amendment To Uncertificated Securities Rider (For Banking Ops Only) For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5415 (Ed. 09-03)	Page 2 of 2

		Company:	Chubb Insurance Company of Canada
		Rider No.:	19
To be attached to and form part of
		Bond No.:	8152 00 12 J

Issued to:	Manulife Financial Corporation

It is agreed that:

1. The attached bond is amended by adding the following to Insuring Agreement (B), ON PREMISES:

(B)(3)	Loss of Certificated Securities and Uncertificated Securities held by any depository institution utilized by the
Insured resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b) common-law or statutory larceny, committed by a person present in an office of the Insured; covered under this bond,

while such Certificated Securities and Uncertificated Securities are lodged or deposited within the premises of any depository institution utilized by the Insured. Loss hereunder shall only be to the extent of the Insured’s interest in such Certificated Securities and Uncertificated Securities as effected by the making of appropriate entries on the books and records such depository institution.

In the event the Underwriter indemnifies the Insured for a covered loss hereunder, the Insured will assign its rights and causes of action against such depository institution or any other entity or person against whom it has a cause of action, to the extent of the claim payment, to the Underwriter. The Underwriter hereby acknowledges that the Insured has released the Canadian Depository for Securities from liability for property in their care, custody and control in excess of the insurance coverage purchased by the Canadian Depository for Securities.

If the rules of such depository provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in paragraph above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

Central Handling of Depositories Rider
For use with Manulife Financial Corporation Financial Institution Bond 81520012
CE-17-02-5715Q (Ed. 11-03)	Page 1 of 2

2.	Section 2., EXCLUSIONS, Subsection (r) is deleted in its entirety and replaced with the following:

(r) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement (A), (B)(1)(a) or (B)(3)(a);

3.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Central Handling of Depositories Rider
For use with Manulife Financial Corporation Financial Institution Bond 81520012
CE-17-02-5715Q (Ed. 11-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	20

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:	Manulife Financial Corporation
It is agreed that :

1.	Section 11. DEDUCTIBLE AMOUNT of the attached bond is deleted in its entirety and replaced with the following:

DEDUCTIBLE AMOUNT

Section 11.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability; however, this paragraph shall not apply under Insuring Agreement B to any loss consisting solely of Property replaceable by issuance of a Lost Instrument Bond or Bonds

With respect to loss consisting solely of Property replaceable by the issuance of a Lost Instrument Bond or Bonds as covered under Insuring Agreement B:

A.	the Underwriter shall be obligated to furnish the lost instrument bonds, undertakings or indemnities necessary to replace such Property lost; and

B.	the Insured shall:

	(i)	fully indemnify the Underwriter for all losses and expenses incurred as a result of the issuance of such bonds, undertakings, or indemnities; and

	(ii)	pay a premium of 2% of such loss; however the premium shall not be less than $50.00 US.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amendment To Deductible Amount Rider For Use With Financial Institution Bond, Standard Form No. 25 CE-17-02-5703 (Ed. 10-03)

Amendment To Deductible Amount Rider

For Use With Financial Institution Bond, Standard Form No. 25 CE-17-02-5703 (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	21

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	With respect to any Employee as to whom this bond is terminated or cancelled as a result of the Insured learning of a dishonest or fraudulent act, Underwriters agree to fully reinstate coverage automatically, without specific submission or approval if:

(1) The Employee’s Department recommends that the Employee be reinstated, and

(2) Such recommendation is approved by the Insured’s Vice-President of the Department, and

(3) The dishonest or fraudulent act(s) took place more than 5 years prior to the date of knowledge of such act(s) by the Insured.

Bond terminates for such employee, partner, officer or employee processor 30 days after the receipt by the Insured of the Insurer’s desire to cancel this bond as to such person.

The Insured agrees to keep full written records concerning the above, to be available to Underwriters upon request with all approvals signed and dated by the approving persons concerned.

However, the above provision shall not apply if such dishonest or fraudulent act(s) occurred in the course of, or in connection with, the Employee’s current or prior employment with the Insured.

Notwithstanding anything in the foregoing to the contrary, Underwriters agree that this bond shall continue to apply in respect of those Employees for whom the Insured have, prior to the inception of this bond, received special agreement from any prior Bond Insurer for such Employees to be covered under such prior bond.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Employee Fraudulent Act Rider
For use with Manulife Financial Corporation
FI 25 Bond 8152 00 12 & ECCP 8152 00 13
CE 17-02-5704Q (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	22

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	General Agreements C is amended by adding the word “intentional” after the word “any” and prior to the word “misrepresentation”.

2.	Conditions and Limitations, Exclusions Section 2 (t) is amended by changing the word “alleged” to “adjudicated”.

3.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Manuscript-1 Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5705Q (Ed.10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	23

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The attached bond is amended by adding the following to Section 11., DEDUCTIBLE AMOUNT:

If the Insured has obtained other valid and collectable insurance or indemnity within the Deductible Amount as noted in Item 4 of the Declaration of this bond and in the event that a loss is covered by such valid and collectable insurance or indemnity, it is agreed that the Deductible Amount provided for in the attached bond shall be reduced by an amount equal to the amount of such valid and collectible insurance or indemnity, but in no event can such Deductible Amount as amended by the rider, be less than $0. It is further agreed that this paragraph does not apply if such valid and collectable insurance is underwritten by a member of the Chubb Group of Insurance Companies.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Deductible Amount Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5418Q (Ed.10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	24

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	The attached bond is amended by deleting FORGERY OR ALTERATION Section D., in its entirety and substituting the following:

FORGERY OR ALTERATION

(D)	Loss resulting directly from the signature of any natural person having been obtained through fraud or false pretenses or from Forgery or alteration of, on, or in any

	(1)	request made for change of beneficiary in any policy issued by the Insured.

	(2)	policy loan agreement made with the Insured.

	(3)	assignment to the Insured of any of its policies.

	(4)	Negotiable Instruments other than registered or bearer obligations, made or drawn by or drawn upon the Insured, or made or drawn by one acting as agent of the Insured, or purporting to have been made as herein before set forth.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Forgery or Alteration Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5417Q (Ed.09-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	25

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.		Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced by the following:

	(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

a) to cause the Insured to sustain such loss; or b) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which results in a financial benefit for the Employee.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, Currencies, foreign exchange and the like.

2.		This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amended Insuring Agreement (A) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5707Q (Ed.10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	26

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that:

1. The Underwriter will mark its records to indicate that the Saskatchewan Securities Commission,

1920 Broad Street
Suite 800
Regina, Saskatchewan
S4P 3V7

is to be given prompt notice of any claim made under the attached bond in favour of Manulife Securities International Ltd. upon which the Underwriter has been duly notified.

2. The Underwriter will mark its records to indicate that the Saskatchewan Securities Commission,

1920 Broad Street
Suite 800
Regina, Saskatchewan
S4P 3V7

is to be notified 90 days prior to cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancellation, termination or modification.

3.	The attached bond is amended by adding the following to Section 12, TERMINATION OR CANCELLATION:

No cancellation or termination of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 90 days after written notice of such cancellation or termination has been filed with the following:

	a.	Alberta Securities Commission, 20th Floor, 10025 Jasper Ave., Edmonton T5J 3Z5, unless an earlier date of such cancellation or termination is approved by said Alberta Securities Commission, 20th Floor, 10025 Jasper Ave., Edmonton T5J 3Z5; and

	b.	Arkansas Securities Department, Heritage West Building, Third Floor, 201 East Markham, Little Rock, Arkansas 72201 unless an earlier date of such cancellation or termination is approved by said Arkansas Securities Department, Heritage West Building, Third Floor, 201 East Markham, Little Rock, Arkansas 72201.

Notice Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5713Q (Ed. 11-03)	Page 1 of 2

No cancellation or termination of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 30 days after written notice of such cancellation or termination has been filed with the following:

a.	State of Missouri, Office of Secretary of State, Jefferson City, M.O. 65102 unless an earlier date of such cancellation or termination is approved by said State of Missouri, Office of Secretary of State, Jefferson City, M.O. 65102; and

b.	Superintendent of Financial Institutions Canada, Ottawa, Ontario K1A 0H2 unless an earlier date of such cancellation or termination is approved by said Superintendent of Financial Institutions Canada, Ottawa, Ontario K1A 0H2

c.	Jill Stewart, Canada Deposit Insurance Corporation, 50 O’Connor St. 17 th Floor, P.O. Box 2340 Station D., Ottawa, ONTARIO KIP 5W5

The Underwriter will use its best efforts to so notify said organizations but failure to so notify said organizations shall not impair or delay the effectiveness of any such modification or cancellation.

4.	The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

5.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Notice Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5713Q (Ed. 11-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	27

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed that the Insuring Agreements are amended by adding the following:

1.	Insuring Agreement (G) - Redemption of Canada Savings Bonds

	(G)	Loss resulting directly from the Insured paying or redeeming, or guaranteeing or witnessing any signature upon any Canada Savings Bonds which shall have been Forged, Counterfeited, raised or otherwise altered, or lost or stolen or on which the signature to the request for payment shall have been Forged.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Redemption of Canada Savings Bonds Rider For use with Surety Association Financial Institution Bonds, Standard Form No. 14, 24 & 25 CE-17-02-5437 (Ed. 10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	28

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: It is agreed that:	Manulife Financial Corporation

1.	This Bond is amended by deleting in its entirety EXCLUSIONS, Section 2 (1), and substituting the following:

(l) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Amended Exlusion ‘l’ to Include Customer of Insured Rider For use with Surety Association Financial Institution Bonds, Standard Form No. 25 CE-17-02-5708 (Ed.10-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	29

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

It is agreed in respect to Manulife Bank of Canada only, the attached bond is amended as follows:

1.	By adding the following Insuring Agreement:

	(I)	UNAUTHORIZED SIGNATURES COVERAGE

Loss resulting directly from the Insured having accepted, paid or cashed any cheque or withdrawal order made or drawn upon or against the account of the Insured’s customers which bears the signature or rider of a person other than whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to coverage under this insuring clause that the Insured shall have on file signatures of all the persons who are signatories on such account.

The coverage under this rider shall be subject to the Single Loss Limit of Liability of $100,000 US and the Aggregate Limit of Liability of $500,000 US and subject to a Single Loss Deductible of $10,000 US. Any amount paid by the Underwriter under this rider shall be part of, and not in addition to, the amount set forth in Item 3. of the Declarations Page of the attached bond.

2.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Unauthorized Signature Rider For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5416 (Ed. 09-03)

Company:	Chubb Insurance Company of Canada
Rider No.:	30

To be attached to and form part of Bond No.: 8152 00 12 J

Issued to: Manulife Financial Corporation

It is agreed that the attached Bond is amended as follows:

1.	By adding the following INSURING AGREEMENT:

	(J)	TELEPHONE TOLL CALL FRAUD

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured, provided, however, that the unauthorized access was not made possible by:

(1) failure to change a System Password when the Voice Computer System was made operational, or

(2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

For the purposes of this INSURING AGREEMENT, Single Loss means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System. Coverage under this INSURING AGREEMENT for any Single Loss is limited to loss arising from toll call charges occurring for a period of not more than sixty (60) days inclusive of the date on which the first such toll call charge was made.

2.	By adding the following to Section 1., Definitions:

(bb)	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making long-distance toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the system.

(cc)	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits such person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or system maintenance activities.

(dd)	Voice Computer System means a computer system installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

Telephone Fraud Rider For use with Financial Institution Bond, Standard Form No. 25 CE-17-02-5414 (Ed. 09-03)	Page 1 of 2

3.	By adding the following to Section 2., Exclusions:

(w) loss resulting from the use or purported use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System.

4.	The coverage under this rider shall be subject to the Single Loss Limit of Liability of $100,000 US and the Aggregate Limit of Liability of $500,000 US and subject to a Single Loss Deductible of $10,000 US. Any amount paid by the Underwriter under this rider shall be part of, and not in addition to, the amount set forth in Item 3. of the Declarations Page of the attached bond.

5.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Telephone Fraud Rider
For use with Financial Institution Bond,
Standard Form No. 25
CE-17-02-5414 (Ed. 09-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	31

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

TIE IN OF LIMITS RIDER

1.	Once loss sustained by Manulife Securities International Ltd. (“Manulife Securities”) is discovered, it is agreed that:

	A.	In the event that a loss that is less than or equal to the Single Loss Limit of Liability described in Item 4. of the Declarations for Bond No. 8152 00 12 J (“this Bond”), is covered under this Bond and also covered under the following Bonds:

(i) Chubb Insurance Company of Canada’s (“Chubb”) Bond No. 8191 03 89 issued to Manulife Securities (the "Chubb Manulife Securities Bond").

the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb Manulife Securities Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

B.	In the event that a loss that exceeds the SINGLE LOSS LIMIT OF LIABILITY stated in Item 4. of the Declarations of this Bond is covered under this Bond and also covered under the Chubb Manulife Securities Bond, then the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb Manulife Securities Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

C.	With respect to the Limits of Liability of this Bond and the Manulife Securities Bond (the policy/bond periods of which are identical and which shall be referred to collectively as the “Policy Period”):

	(i)	Chubb's Maximum Single Loss Limit of Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed $25,000,000 US (the “Collective Maximum Single Loss Limit of Liability”); and,

	(ii)	Chubb's Maximum Aggregate Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed $50,000,000 US (the “Collective Maximum Aggregate Limit of Liability”).

Furthermore, any payment made under the Chubb Manulife Securities Bond shall reduce the Collective Maximum Single Loss Limit of Liability and the Collective Maximum Aggregate Limit of Liability.

D.	The Single Loss Deductible stated in ITEM 4. Of this Bond shall be reduced by the amount of any payment made under the Manulife Securities Bond.

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E.	Without in any way limiting the Insured’s obligation to comply with the terms and conditions of all Bonds and insurance policies issued by Chubb, Chubb will have no obligation to indemnify Manulife Securities under this Bond until the following terms and conditions of the Chubb Manulife Securities Bond have been satisfied: GENERAL AGREEMENTS, Section F. NOTICE OF LEGAL PROCEEDINGS AGAINST THE INSURED - ELECTION TO DEFEND; and, CONDITIONS AND LIMITATIONS, Section 5., NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST THE UNDERWRITER.

F.	In the event a covered loss is sustained by Manulife Securities, payment under this Bond shall not be made until:

if the loss is covered under the Chubb Manulife Securities Bond, payment is first made under that bond to the extent that the limits thereof are exhausted.

G.	If after the inception date of this Bond any other valid and collectible insurance or indemnity obtained by Manulife Securities is changed or modified, written notice of any such change or modification shall be given to Chubb as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as Chubb may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as Chubb is advised of and specifically agrees by written rider to provide coverage for such change or modification.

2.	For purposes of certainty, this rider shall not in any way be construed to increase the $25,000,000 US. Maximum Single Loss Limit of Liability or the $50,000,000 US Maximum Aggregate Limit of Liability for this Bond and the Chubb Manulife Securities Bond.

3.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Tie In Of Limits (AIG) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5709Q (Ed. 10-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	32

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

TIE IN OF LIMITS RIDER

1.	Once loss sustained by John Hancock Trust, John Hancock Funds II and John Hancock Funds III (“JHT”) is discovered, it is agreed that:

	A.	In the event that a loss that is less than or equal to the Single Loss Limit of Liability described in Item 4. of the Declarations for Bond No. 8152 00 12 J (“this Bond”), is covered under this Bond and also covered under the following Bonds:

(i) Chubb Insurance Company of Canada’s (“Chubb”) Bond No. 81910390 issued to JHT (the “Chubb JHT”).

the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb JHT Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

	B.	In the event that a loss that exceeds the SINGLE LOSS LIMIT OF LIABILITY stated in Item 4. of the Declarations of this Bond is covered under this Bond and also covered under the Chubb JHT Bond, then the SINGLE LOSS

LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb JHT Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

	C.	With respect to the Limits of Liability of this Bond and the JHT Bond (the policy/bond periods of which are identical and which shall be referred to collectively as the “Policy Period”):

(i) Chubb's Maximum Single Loss Limit of Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed Cdn. $25,000,000 US (the “Collective Maximum Single Loss Limit of Liability”); and,

(ii) Chubb's Maximum Aggregate Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed $50,000,000 US (the “Collective Maximum Aggregate Limit of Liability”).

Furthermore, any payment made under the Chubb JHT Bond shall reduce the Collective Maximum Single Loss Limit of Liability and the Collective Maximum Aggregate Limit of Liability.

	D.	The Single Loss Deductible stated in ITEM 4. of this Bond shall be reduced by the amount of any payment made under the JHT Bond.

Tie In Of Limits (AIG & Zurich) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5710Q (Ed. 10-03)	Page 2 of 2

E.	Without in any way limiting the Insured’s obligation to comply with the terms and conditions of all Bonds and insurance policies issued by Chubb, Chubb will have no obligation to indemnify JHT under this Bond until the following terms and conditions of the Chubb JHT Bond have been satisfied: CONDITIONS AND LIMITATIONS, Section 3. NOTICE TO COMPANY – PROOF – LEGAL PROCEEDINGS AGAINST THE COMPANY.

F.	In the event a covered loss is sustained by JHT, payment under this Bond shall not be made until:

	1)	if the loss is covered under the Chubb JHT Bond, payment is first made under that bond to the extent that the limits thereof are exhausted;

G.	If after the inception date of this Bond any other valid and collectible insurance or indemnity obtained by JHT is changed or modified, written notice of any such change or modification shall be given to Chubb as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as Chubb may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as Chubb is advised of and specifically agrees by written rider to provide coverage for such change or modification.

For purposes of certainty, this rider shall not in any way be construed to increase the $25,000,000. Maximum Single Loss Limit of Liability or the $50,000,000 Maximum Aggregate Limit of Liability for this Bond and the Chubb JHT Bond.

2. This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Tie In Of Limits (AIG & Zurich) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-5710Q (Ed. 10-03)	Page 2 of 2

Company:	Chubb Insurance Company of Canada
Rider No.:	33

To be attached to and form part of
Bond No.: 8152 00 12 J

Issued to:

Manulife Financial Corporation

TIE IN OF LIMITS RIDER

1.	Once loss sustained by Signator Investors, Inc. (Signator Investors) is discovered, it is agreed that:

	A.	In the event that a loss that is less than or equal to the Single Loss Limit of Liability described in Item 4. of the Declarations for Bond No. 8152 00 12 J (“this Bond”), is covered under this Bond and also covered under the following Bonds:

Chubb Insurance Company of Canada’s (“Chubb”) Bond No. 8191 0474 issued to Signator Investors (the “Chubb Signator Investors Bond”); and

the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb Signator Investors Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

	B.	In the event that a loss that exceeds the SINGLE LOSS LIMIT OF LIABILITY stated in Item 4. of the Declarations of this Bond is covered under this Bond and also covered under the Chubb Signator Investors Bond, then the

SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by the amount of any payment made under the Chubb Signator Investors Bond and only the remainder, if any, shall be applicable to such loss under this Bond.

C.	With respect to the Limits of Liability of this Bond and the Signator Investors Bond (the policy/bond periods of which are identical and which shall be referred to collectively as the “Policy Period”):

	(i)	Chubb's Maximum Single Loss Limit of Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed $25,000,000 US (the “Collective Maximum Single Loss Limit of Liability”); and,

	(ii)	Chubb's Maximum Aggregate Liability for all Loss during the Policy Period under both Bonds collectively shall not exceed $50,000,000 US (the “Collective Maximum Aggregate Limit of Liability”).

Furthermore, any payment made under the Chubb Signator Investors Bond shall reduce the Collective Maximum Single Loss Limit of Liability and the Collective Maximum Aggregate Limit of Liability.

D.	The Single Loss Deductible stated in ITEM 4. Of this Bond shall be reduced by the amount of any payment made under the Signator Investors Bond.

Tie In Of Limits (Signator Investors) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-7677Q (Ed. 04-06)	Page 1 of 2

	E.	Without in any way limiting the Insured’s obligation to comply with the terms and conditions of all Bonds and insurance policies issued by Chubb, Chubb will have no obligation to indemnify Signator Investors under this Bond until the following terms and conditions of the Chubb Signator Investors Bond has been satisfied: GENERAL AGREEMENTS, Section F. NOTICE OF LEGAL PROCEEDINGS AGAINST THE INSURED - ELECTION TO DEFEND; and, CONDITIONS AND LIMITATIONS, Section 5., NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST THE UNDERWRITER.

	F.	In the event a covered loss is sustained by Signator Investors, payment under this Bond shall not be made until:

		1)	if the loss is covered under the Chubb Signator Investors Bond, payment is first made under that bond to the extent that the limits thereof are exhausted; and secondly,

	G.	If after the inception date of this Bond any other valid and collectible insurance or indemnity obtained by Signator Investors is changed or modified, written notice of any such change or modification shall be given to Chubb as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as Chubb may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as Chubb is advised of and specifically agrees by written rider to provide coverage for such change or modification.

2.	For purposes of certainty, this rider shall not in any way be construed to increase the $25,000,000 US. Maximum Single Loss Limit of Liability or the $50,000,000 US Maximum Aggregate Limit of Liability for this Bond and the Chubb Signator Investors Bond.

3.	This Rider shall become effective as of 12:01 a.m. standard time on March 31, 2007.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

/s/ Ellen J. Moore

President

April 4, 2007

Date

Tie In Of Limits (Signator Investors) Rider For use with Manulife Financial Corporation FI 25 Bond 8152 00 12 & ECCP 8152 00 13 CE-17-02-7677Q (Ed. 04-06)	Page 2 of 2

John Hancock Bank & Thrift Opportunity Fund	John Hancock Patriot Premium Dividend Fund II
John Hancock Bond Trust	John Hancock Patriot Select Dividend Trust
John Hancock California Tax-Free Income Fund	John Hancock Preferred Income Fund I
John Hancock Capital Series	John Hancock Preferred Income Fund II
John Hancock Current Interest	John Hancock Preferred Income Fund III
John Hancock Equity Trust	John Hancock Series Trust
John Hancock Funds III	John Hancock Sovereign Bond Fund
John Hancock Income Securities Trust	John Hancock Strategic Series
John Hancock Institutional Series Trust	John Hancock Tax-Exempt Series Fund
John Hancock Investment Trust	John Hancock World Fund
John Hancock Investment Trust II	John Hancock Tax-Advantaged Dividend Income Fund
John Hancock Investment Trust III	John Hancock Tax-Advantaged Global Shareholder
John Hancock Investors Trust	Yield Fund
John Hancock Municipal Securities Trust

(Collectively referred to as the “Trusts”)

On motion duly made and seconded, the following resolutions were adopted first by the Trustees of the Trust who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust (the “Disinterested Trustees”), and then by all the Trustees:

Approval of Allocation of Premiums for E&O/D&O Insurance

WHEREAS, Rule 17d-1(d)(7) under the 1940 Act requires that the Trustees, no less frequently than annually, make certain findings if the Trust’s are to purchase liability insurance policy without order of the Securities and Exchange Commission;

WHEREAS, the Trustees desire to provide for the allocation of premiums for errors & omissions and directors & officers liability insurance policy as described at the meeting (the “Policy”) for the participation of each Fund of the Trusts in the Policy and for the allocation of the premiums allocated to the Trusts among its Funds;

WHEREAS, the Trustees of the Trusts have considered the allocation of premiums among the Trust, and have determined that the allocation should be based on the premium $263,261.

RESOLVED, that the Policy, as presented at this meeting, be, and hereby are, approved as to form, amount, type and coverage;

RESOLVED, that the Trustees, including the Trustees who are not interested persons of the Trusts, hereby determine that the participation of each Fund of the Trusts is in the best interest of each Fund of the Trusts;

FURTHER RESOLVED, that the portion of the premiums for the Policy allocated to each Fund of the Trusts shall be determined at the time of or with respect to each premium payment pursuant to the following formula:

The aggregate premium for the Policy excluding Independent Directors Liability (“IDL”) for the period July 14, 2007 to July 15, 2008 shall be allocated 40% to the Trusts. The IDL premium shall be allocated 100% to the Trusts.

The premium allocated to the Trusts shall be allocated to each Fund of the Trusts in the same proportion as the net assets of the portfolio bear to the total net assets of the Trust.

FURTHER RESOLVED, that the Trustees, including the Trustees who are not interested persons of the Trusts, hereby determine that the amount of each premium allocated to each Fund of the Trusts and the method of allocation as provided for in these resolutions are fair and reasonable to each Fund of the Trusts.

Ratification of Fidelity Bond

WHEREAS, the officers of the Trusts have applied for fidelity bond coverage (the “Joint Fidelity Bond”) for the Trusts and for certain affiliated funds of the Trusts for the period from July 14, 2007 through July 15, 2008;

WHEREAS, the renewal premium for the Joint Fidelity Bond is $96,000.

FURTHER RESOLVED, that the Secretary and each Assistant Secretary of the Trusts be, and hereby are, authorized to make the filings and give notices required by Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trusts shall periodically review the assets under management and apply for increases in coverage in accordance with the levels of coverage detailed in paragraph (d) of Rule 17g-1 and report to the Trustees at each regularly scheduled meeting of the Trustees.

     It is hereby agreed among the undersigned parties, named insured under Fidelity Bond Insurance provided by Chubb Group of Insurance Companies renewed on July 14, 2007, ICI Mutual Insurance Company renewed on July 14, 2007 and Chubb Insurance Company of Canada renewed on March 31, 2007 that in the event recovery is received as a result of a loss sustained by any one of the undersigned registered management investment companies and one or more of the other named insured under the said bonds, the said registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required under the provisions of paragraph (f) (1) of Rule 17g-1 under Section 17(g) of the Investment Company Act of 1940.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officer on May 13, 2008.

John Hancock Investment Trust		John Hancock Investment Trust II

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Investment Trust III		John Hancock Bank and Thrift Opportunity Fund

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Bond Trust		John Hancock California Tax-Free Income Fund

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Capital Series		John Hancock Tax-Advantaged Dividend Income Fund
By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary

1

John Hancock Current Interest		John Hancock Income Securities Trust

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Institutional Series Trust		John Hancock Preferred Income Fund
By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Investors Trust		John Hancock Equity Trust

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Preferred Income Fund III		John Hancock Patriot Premium Dividend Fund II
By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Preferred Income Fund II		John Hancock Series Trust

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Sovereign Bond Fund		John Hancock Strategic Series

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary

2

John Hancock Tax-Exempt Series Fund		John Hancock Municipal Securities Trust

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock World Fund		Tax-Advantaged Global Shareholder Yield Fund
By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Funds, LLC		John Hancock Advisers, LLC

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary
John Hancock Signature Services, Inc.		John Hancock Funds III

By:	/s/ John Hatch	By:	/s/ Alfred P. Ouellette
	President and CEO		Assistant Secretary
John Hancock Funds II		John Hancock Trust

By:	/s/ Alfred P. Ouellette	By:	/s/ Alfred P. Ouellette
	Assistant Secretary		Assistant Secretary

3